AMENDED AND RESTATED

OPERATING AGREEMENT FOR

CHERISH PRODUCTIONS LLC. DBA THE GROCERY RUNNERS

This Amended and Restated Operating Agreement (this "Agreement") is made as of 06/29/2017 by the parties listed on Exhibit A (each a "Member," and collectively, the "Members"), with reference to the following facts.

A. The Articles of Organization (the "Articles of Organization") for **Cherish Productions LLC** (the "Company"), a limited liability company under the laws of the State of Ohio, were filed on September 21, 2015 with the Ohio Secretary of State.

B. The Members desire to adopt and approve an amended and restated operating agreement for the Company under the Ohio Limited Liability Company Act, as amended (the "Act"), to supersede and replace all previous operating agreements for the Company.

NOW, THEREFORE, the Members by this Agreement set forth the operating agreement for the Company upon the terms and subject to the conditions set forth below.

ARTICLE I

ORGANIZATIONAL MATTERS

1.1 Name.

The name of the Company shall be "Cherish Productions LLC." The Company may conduct business under that name or any other name approved by the Members. The Company currently operates under the trade name "The Grocery Runners," pursuant to a trade name registration filed December 14, 2016 with the Ohio Secretary of State.

1.2 Term.

The term of the Company commenced as of the date of the filing of the Articles of Organization and shall continue in perpetuity, unless sooner terminated under Section 9.1.

1.3 Office and Agent.

The Company shall continuously maintain an office and registered agent in the State of Ohio as required by the Act. The principal office of the Company shall be at such location as the Members may determine. The registered agent shall be as stated in the Articles of Organization or as otherwise determined by the Members.

1.4 Business of the Company.

The Company may transact or engage in any business that may be conducted by a limited liability company and engage in such other activities as are reasonable to further such business in the opinion of the Members.

ARTICLE II

CAPITAL CONTRIBUTIONS

2.1 Capital Contributions.

The initial Members shall make a contribution to the capital of the Company as shown on Exhibit A. Additional contributions to the capital of the Company shall be made only with the consent of the holders of at least 66% of the Membership Interests. Except as provided in this Agreement, no Member may withdraw his or her capital contribution.

2.2 Capital Accounts.

The Company shall establish an individual capital account ("Capital Account") for each Member. The Company shall determine and maintain each Capital Account. Upon a valid transfer of a Member's interest in the Company ("Membership Interest"), such Member's Capital Account shall carry over to the new owner.

2.3 No Interest.

The Company shall not pay any interest on capital contributions.

ARTICLE III

MEMBERS

3.1 Admission of Additional Members.

Additional Members may be admitted with the approval of the holders of at least 66% of the Membership Interests. Additional Members will participate in the management, Net Profits, Net Losses (as such terms are defined in Section 5.1), and distributions of the Company on such terms as are determined by the Members. Exhibit A shall be amended upon the admission of an additional Member to set forth such Member's name and capital contribution.

3.2 Withdrawals or Resignations.

No Member may withdraw, retire or resign from the Company except as provided for in this Agreement.

3.3 Payments to Members.

The Company shall reimburse the Members and their Affiliates to the extent approved by the Members for (i) organizational expenses (including, without limitation, legal and accounting fees and costs) incurred on behalf of the Company, including but not limited to the preparation of the Articles and this Agreement, and (ii) the actual cost of goods and materials used by the Company.

ARTICLE IV

MANAGEMENT AND CONTROL OF THE COMPANY

4.1 Management and Powers.

In entering into this Agreement, the intent of each Member is to actively engage in the management of the Company. Accordingly, unless otherwise limited by the Articles or this Agreement, each Member shall have the full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incidental to the management of the Company's business, property and affairs.

4.2 Member Approval.

No annual or regular meetings of the Members are required to be held. However, if such meetings are held, such meetings shall be noticed, held and conducted pursuant to the Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Act. Unless otherwise provided in this Agreement, approval of the Members shall mean the approval of Members who hold a majority of the Membership Interests. Any vote, decision, or approval required to be taken by the Members may be taken by written consent in lieu of a meeting.

4.3 Devotion of Time.

Each Member shall devote whatever time or effort as he or she deems appropriate for the furtherance of the Company's business.

4.4 Competing Activities.

No Member shall be obligated to present any investment opportunity to the Company, unless the opportunity is of the character that, if presented to the Company, could be taken by the Company. The Members acknowledge that certain Members and their Affiliates may own and/or manage other businesses, including businesses that may compete for the Member's time. Each Member waives any and all rights and claims that he or she may otherwise have against other Members and their Affiliates as a result of any of such activities.

4.5 Transactions Between the Company and the Members.

Notwithstanding that it may constitute a conflict of interest, the Members and their Affiliates may engage in any transaction with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them or if Members holding a majority of the Membership Interests held by the Members having no interest in such transaction (other than their interests as Members) approve the transaction in writing.

4.6 Officers.

A. Appointment of Officers.

The Members may appoint officers at any time. The officers of the Company, if deemed necessary by the Members, may include a chairperson, president, vice president, secretary, chief financial officer, and/or such other officers as the Members shall deem necessary or advisable. The officers shall serve at the pleasure of the Members, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. No officer need be a resident of the State of Ohio or citizen of the United States. If a Member is not an individual, such Member's officers may serve as officers of Company only if elected by the Members. The officers shall exercise such powers and perform such duties as specified in this Agreement and as shall be determined from time to time by the Members.

B. Removal, Resignation and Filling of Vacancy of Officers.

Subject to the rights, if any, of an officer under a contract of employment, the Members may remove any officer, with or without cause, at any time. Any officer may resign at any time by giving written notice to the Members. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Agreement for regular appointments to that office.

C. Salaries of Officers.

The salaries of all officers and agents of the Company shall be fixed by a resolution of the Members.

ARTICLE V

ALLOCATIONS OF NET PROFITS AND NET LOSSES AND DISTRIBUTIONS

5.1 Definitions.

When used in this Agreement, the following terms shall have the meanings set forth below:

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, the provisions of any succeeding law, and, to the extent applicable, the Treasury Regulations.

"Company Minimum Gain" shall have the meaning ascribed to the term "Partnership Minimum Gain" in the Treasury Regulations Section 1.704-2(d), as amended.

"Member Nonrecourse Debt" shall have the meaning ascribed to the term "Partner Nonrecourse Debt" in the Treasury Regulations Section 1.704-2(b)(4), as amended.

"Member Nonrecourse Deductions" shall mean items of Company loss, deduction or Code Section 705(a)(2)(B) expenditures that are attributable to Member Nonrecourse Debt.

"Net Profits" and "Net Losses" shall mean the income, gain, loss, deductions and credits of the Company in the aggregate or separately stated, as appropriate, determined in accordance with the method of accounting at the close of each fiscal year employed on the Company's information tax return filed for federal income tax purposes.

"Nonrecourse Liability" shall have the meaning set forth in Treasury Regulations Section 1.752-1(a)(2), as amended.

"Treasury Regulations" shall mean the final or temporary regulations that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

5.2 Allocations of Net Profit and Net Losses.

A. Net Losses.

Net Losses shall be allocated to the Members in proportion to their Membership Interests. Notwithstanding the previous sentence, allocations of Net Losses to a Member shall be made only to the extent that such allocations will not create a deficit Capital Account balance for that Member in excess of an amount, if any, equal to such Member's share of the Company Minimum Gain. Any Net Losses not allocated to a Member because of the foregoing provision shall be allocated to the other Members (to the extent the other Members are not limited in respect of the allocation of Net Losses under this Section 5.2.A). Any Net Losses reallocated under this Section 5.2.A shall be taken into account in computing subsequent allocations of Net Income and Net Losses pursuant to this Article V, so that the net amount of any item so allocated and the Net Income and Net Losses allocated to each Member pursuant to this Article V, to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to this Article V if no reallocation of Net Losses had occurred under this Section 5.2.A.

B. Net Profits.

Net Profits shall be allocated to the Members in proportion to their Membership Interests.

5.3 Special Allocations. Notwithstanding Section 5.2:

A. Minimum Gain Chargeback.

If there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, in subsequent fiscal years) in an amount equal to the portion of such Member's share of the net decrease in Company Minimum Gain that is allocable to the disposition of Company property subject to a Nonrecourse Liability, which share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(g)(2), as amended. Allocations pursuant to this Section 5.3.A shall be made in proportion to the amounts required to be allocated to each Member under this Section 5.3.A. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f), as amended. This Section 5.3.A is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(f), as amended, and shall be interpreted consistently therewith.

B. Chargeback of Minimum Gain Attributable to Member Nonrecourse Debt.

If there is a net decrease in Company Minimum Gain attributable to a Member Nonrecourse Debt, during any fiscal year, each Member who has a share of the Company Minimum Gain attributable to such Member Nonrecourse Debt (which share shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5), as amended) shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, in subsequent fiscal years) in an amount equal to that portion of such Member's share of the net decrease in Company Minimum Gain attributable to such Member Nonrecourse Debt that is allocable to the disposition of Company property subject to such Member Nonrecourse Debt (which share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5), as amended). Allocations pursuant to this Section 5.3.B shall be made in proportion to the amounts required to be allocated to each Member under this Section 5.3 B. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4), as amended. This Section 5.3.B is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(i)(4), as amended, and shall be interpreted consistently therewith.

C. Nonrecourse Deductions.

Any nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(b)(1), as amended) for any fiscal year or other period shall be specially allocated to the Members in proportion to their Membership Interests.

D. Member Nonrecourse Deductions.

Those items of Company loss, deduction or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt for any fiscal year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such items are attributable in accordance with Treasury Regulations Section 1.704-2(i), as amended.

E. Qualified Income Offset.

If a Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), as amended, or any other event creates a deficit balance in such Member's Capital Account in excess of such Member's share of Company Minimum Gain, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such excess deficit balance as quickly as possible. Any special allocations of items of income and gain pursuant to this

Section 5.3.E shall be taken into account in computing subsequent allocations of income and gain pursuant to this Article V so that the net amount of any item so allocated and the income, gain and losses allocated to each Member pursuant to this Section 5.3.E, to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article V if such unexpected adjustments, allocations or distributions had not occurred.

5.4 Allocations.

Notwithstanding any other provision in this Article V, in accordance with Code Section 704(c), as amended, and the Treasury Regulations promulgated thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value on the date of contribution. Allocations pursuant to this Section 5.4 are solely for purposes of federal, state and local taxes. As such, they shall not affect or in any way be taken into account in computing a Member's Capital Account or share of profits, losses or other items of distributions pursuant to any provision of this Agreement.

5.5 Distribution of Assets by the Company.

Subject to applicable law and any limitations contained elsewhere in this Agreement, Members holding a majority of the Membership Interests may elect from time to time to cause the Company to make distributions. Except as provided in Section 5.6, distributions shall be first to the Members in proportion to their unreturned capital contributions until each Member has recovered his or her capital contributions, and then to the Members in proportion to their Membership Interests.

5.6 Preferential Distributions to Specific Members.

The Company currently intends to enter into a pilot program with Kroger Co. ("Kroger"), to explore the viability of becoming Kroger's grocery delivery service provider. If the pilot program is successful and the Company enters into an agreement to become Kroger's exclusive or preferred grocery delivery service provider, the Company shall make a one-time preferential distribution to those Members listed on Exhibit B within one year of entering into such agreement. The preferential distribution to such Members shall be equal to two times the amount of each such Member's initial capital contribution, as shown on Exhibit A. For purposes of determining the amount of such preferential distributions, only the Member's initial capital contribution shall be taken into account; subsequent capital contributions, if any, shall be disregarded. If the Company does not enter into the foregoing agreement with Kroger to be Kroger's exclusive or preferred grocery delivery service provider, such Members shall not be entitled to preferential distributions, and shall only be entitled to distributions as described in Section 5.5.

ARTICLE VI

TRANSFER AND ASSIGNMENT OF INTERESTS

6.1 Transfer and Assignment of Interests.

No Member shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate all or any part of its Membership Interest (collectively, "transfer") except with the prior approval of the holders of a majority of the Membership Interests, which approval may be given or withheld in the sole discretion of the Members.

6.2 Substitution of Members.

A transferee of a Membership Interest shall have the right to become a substitute Member only if (i) consent of the Members is given in accordance with Section 6.1, (ii) such transferee executes an instrument satisfactory to the Members accepting and adopting the terms and conditions of this Agreement, and (iii) such transferee pays any reasonable expenses in connection with his or her admission as a new Member. The admission of a substitute Member shall not release the Member who assigned the Membership Interest from any liability that such Member may have to the Company.

6.3 Transfers in Violation of this Agreement and Transfers of Partial Membership Interests.

Upon a transfer in violation of this Article VI, the transferee shall not have the right to vote or participate in the management of the Company or to exercise any rights of a Member. Such transferee shall only be entitled to receive the share of the Company's Net Profits, Net Losses and distributions of the Company's assets to which the transferor would otherwise be entitled. Notwithstanding the immediately preceding sentences, if, in the determination of the remaining Members, a transfer in violation of this Article VI would cause the termination of the Company under the Code, in the sole discretion of the remaining Members, the transfer shall be null and void.

6.4 Transfer to a Competitor Prohibited.

A Member may not transfer any Membership Interest to a transferee who owns, participates in the profits of, is employed by, or provides services to a competitor of the Company.

6.5 Termination of Marital Relationship

A. If a Member's marriage terminates by divorce and the divorce decree orders the division, transfer or assignment of any Membership Interest to the Member's former spouse, such Member shall have the right and option to purchase the Membership Interest from his or her former spouse at fair market value, as determined in accordance with Section 7.3. Such Member shall have 30 days from date of the divorce decree or property settlement order, as applicable, in which to elect to buy all or any of the Membership Interest.

B. Should the divorcing Member fail to exercise such option within such 30-day period, then the Company shall have 30 days from the expiration of the Member's option period in which to elect to buy all or any of the Membership Interest.

C. If the Company shall not elect to buy all of the Membership Interest within the option period, the other Members shall have 30 days from the expiration of the Company's option period in which to elect to buy all, but not less than all, of the Membership Interest that the Company did not elect to buy. The other Members may elect to buy the Membership Interest in proportion to their ownership (excluding the offered Membership Interest) or in any other agreed on proportion.

6.6 Right of First Refusal.

A. If a Member intends to transfer any of his or her Membership Interest (the "Transferring Member") to a person other than the Company and receives a bona fide offer to acquire such Membership Interest (an "Offer"), the Transferring Member shall promptly (no more than 10 business days after receipt of the Offer) give the Company and every other current Member of the Company (the "Other Members") written notice of the Offer (the "Notice"). The Notice will specify: (i) the percentage Membership Interest subject to the Offer (the "Offer Units"); (ii) the identity and address of the proposed purchaser of the Offer Units and any Person having a legal or beneficial interest in the Offer Units (collectively, the "Outside Purchasers"); (iii) all terms and conditions of the transaction proposed by the Offer; (iv) the price per Unit for the Offer Units, any non-cash consideration, and a detailed description of the terms of payment (the "Offer Price"); and (v) the proposed time and date of closing (no sooner than 61 days after receipt of Notice to the Company) of the Offer transaction (the "Proposed Closing Time"). True and complete copies of all documents relating to, referencing, or containing the terms and provisions of the proposed transfer of the Offer Units must be included with the Notice.

B. Beginning on the date the Company receives an effective Notice and ending 30 days later (the "Company Option Period"), the Company has the exclusive right (but not the obligation) to acquire, or find a third party to acquire, the Offer Units for the Offer Price upon the same terms and conditions proposed in the Offer. The Company may exercise its option by delivering written notice (the "Notice of Company Option Exercise") to the Transferring Member and the Other Members within the Company Option Period. A vote of the Other Members in accordance with Section 4.2 shall determine whether the Company exercises its option. The Notice of Company Option Exercise will stipulate a closing date (on or before the Proposed Closing Time).

C. If the Company does not exercise its option, or does not acquire all the Offer Units, then, for a period of 30 days commencing the day after the Company Option Period expires (the "Members' Option Period"), the Other Members have the exclusive right (but not the obligation) to acquire any remaining Offer Units for the Offer Price upon the same terms and conditions proposed in the Offer. The Other Members may exercise this option by delivering written notice (the "Notice of Members' Option Exercise") to the Transferring Member and the Company within the Members' Option Period. The Notice of Members' Option Exercise will stipulate a closing date (on or before the Proposed Closing Time). If less than all the Other Members elect to acquire the Offer Units, the electing Members may send the Notice of Members' Option Exercise and acquire the remaining available Offer Units. Each electing Member is entitled to acquire the Offer Units in proportion to their respective percentage of the total Membership Interests of the actual purchasers.

D. If the Offer Price includes non-cash consideration, any of the Other Members or the Company may substitute cash in an amount equal to the approximate fair market value (as reasonably determined by the Other Members) of the non-cash consideration. The provisions of this Section 6.6D are not avoided by the inclusion of terms or conditions that would have the effect (actual or potential) of making the Offer more onerous or expensive if consummated by the Company or the Other Members than if consummated by the Outside Purchasers.

If the Company Option Period and the Members' Option Period expire, then, upon satisfaction of all conditions under this Agreement (including Section 6.2), the Transferring Member is free to transfer the Offer Units to the Outside Purchasers by the Proposed Closing Time on the exact terms and conditions set forth in the Offer. Any variation, amendment, modification, or supplement to the terms and conditions creates a new offer subject to the provisions of this Section 6.6. If the Offer transaction is not consummated by the Proposed Closing Time, it is a new offer subject to the provisions of Section 6.6.

ARTICLE VII

CONSEQUENCES OF DISSOLUTION EVENTS AND TERMINATION OF MEMBERSHIP INTEREST

7.1 Dissolution Event.

Upon the occurrence of the death, withdrawal, resignation, retirement, incapacity, bankruptcy or dissolution of any Member ("Dissolution Event"), the Company shall dissolve unless all of the remaining Members ("Remaining Members") consent within 90 days of the Dissolution Event to the continuation of the business of the Company. If the Remaining Members so consent, the Company and/or the Remaining Members shall have the right to purchase, and if such right is exercised, the Member (or his or her legal representative) whose actions or conduct resulted in the Dissolution Event ("Former Member") shall sell, the Former Member's Membership Interest ("Former Member's Interest") as provided in this Article VII.

7.2 Withdrawal.

Notwithstanding Section 7.1, upon the withdrawal by a Member from the Company, such Member shall be treated as a Former Member and, unless the Company dissolves as a result of such withdrawal, the Company and/or the Remaining Members shall have the right to purchase, and if such right is exercised, the Former Member shall sell, the Former Member's Interest as provided in this Article VII.

7.3 Purchase Price.

The purchase price for the Former Member's Interest shall be the fair market value of the Former Member's Interest as determined by an independent appraiser jointly selected by the Former Member and by Remaining Members holding a majority of the remaining Membership Interests. The Company and the Former Member shall each pay one-half of the cost of the appraisal. Notwithstanding the foregoing, if the Dissolution Event results from a breach of this Agreement by the Former Member, the purchase price shall be reduced by an amount equal to the damages suffered by the Company or the Remaining Members as a result of such breach.

7.4 Notice of Intent to Purchase.

Within 30 days after the fair market value of the Former Member's Interest has been determined in accordance with Section 7.3, each Remaining Member shall notify all of the Members in writing of his or her desire to purchase a portion of the Former Member's Interest. The failure of any Remaining Member to submit a notice within the applicable period shall constitute an election on the part of the Member not to purchase a portion of the Former Member's Interest in the same proportion that the Membership Interest of the Remaining Member bears to the aggregate of the Membership Interests of all of the Remaining Members electing to purchase the Former Member's Interest.

7.5 Election to Purchase Less Than All of the Former Member's Interest.

If any Remaining Member elects to purchase none or less than all of his or her pro rata share of the Former Member's Interest, then the Remaining Members can elect to purchase more than their pro rata share. If the Remaining Members fail to purchase the entire interest of the Former Member, the Company may purchase any remaining share of the Former Member's Interest. The purchase of a Former Member's Interest pursuant to this Article VII may not result in the conveyance of less than 100% of the Former Member's Interest.

7.6 Payment of Purchase Price.

The Company or the Remaining Members, as the case may be, shall pay at the closing one-fifth of the purchase price and the balance of the purchase price shall be paid in four equal annual principal installments, and be payable each year on the anniversary date of the closing. The unpaid principal balance shall accrue interest at the current applicable federal rate as provided in the Code for the month in which the initial payment is made, but the Company and the Remaining Members shall have the right to prepay in full or in part at any time without penalty. The obligation of each purchasing Remaining Member, and the Company, as applicable, to pay its portion of the balance due shall be evidenced by a separate promissory note executed by the respective purchasing Remaining Member or the Company, as applicable. Each such promissory note shall be in an original principal amount equal to the portion owed by the respective purchasing Remaining Member or the Company, as applicable. The promissory note executed by each purchasing Remaining Member shall be secured by a pledge of that portion of the Former Member's Interest purchased by such Remaining Member.

7.7 Closing of Purchase of Former Member's Interest.

The closing for the sale of a Former Member's Interest pursuant to this Article VII shall be held at 10:00 a.m. at the principal office of the Company no later than 60 days after the determination of the purchase price, except that if the closing date falls on a Saturday, Sunday, or legal holiday, then the closing shall be held on the next succeeding business day. At the closing, the Former Member shall deliver to the Company or the Remaining Members an instrument of transfer (containing warranties of title and no encumbrance) conveying the Former Member's Interest. The Former Member, the Company and the Remaining Members shall do all things and execute and deliver all papers as may be reasonably necessary to consummate such sale and purchase in accordance with the terms and conditions of this Agreement.

ARTICLE VIII

ACCOUNTING, RECORDS, REPORTING BY MEMBERS

8.1 Records.

The records of the Company shall be kept with the accounting methods followed for federal income tax purposes. The Company shall maintain at its principal office all of the following:

> A. A current list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with the capital contributions, capital account and Membership Interest of each Member;

> B. A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

> C. Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the 3 most recent taxable years;

> D. A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

> E. Copies of the financial statements of the Company, if any, for the 3 most recent fiscal years; and

> F. The Company's books and records as they relate to the internal affairs of the Company for at least the current fiscal year and past 4 fiscal years.

8.2 Reports.

The Company shall cause to be filed, in accordance with the Act, all reports and documents required to be filed with any governmental agency. The Company shall cause to be prepared at least annually information concerning the Company's operations necessary for the completion of the Members' federal and state income tax returns. The Company shall send or cause to be sent to each Member within 90 days after the end of each taxable year (i) such information as is necessary to complete the Member' federal and state income tax returns and (ii) a copy of the Company's federal, state, and local income tax or information returns for the year.

8.3 Tax Matters for the Company.

The Members shall designate one Member or officer as "Partnership Representative" (as defined in Section 6231 of the Code), to represent the Company (at the Company's expense) in connection with all examination of the Company's affairs by tax authorities and to expend Company funds for professional services and costs associated therewith.

ARTICLE IX

DISSOLUTION AND WINDING UP

9.1 Conditions of Dissolution.

The Company shall dissolve upon the occurrence of any of the following events:

A. Upon the happening of any event of dissolution specified in the Articles;

B. Upon the entry of a decree of judicial dissolution;

C. Upon the vote of Members holding sixty-six percent of the Membership Interests;

D. The occurrence of a Dissolution Event and the failure of the Remaining Members to consent in accordance with Section 7.1 to continue the business of the Company within 90 days after the occurrence of such event; or

E. The sale of all or substantially all of the assets of the Company.

9.2 Winding Up.

Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up. The Company shall give written notice of the commencement of the dissolution to all of its known creditors.

9.3 Order of Payment of Liabilities Upon Dissolution.

After determining that all known debts and liabilities of the Company have been paid or adequately provided for, the remaining assets shall be distributed to the Members in accordance with their positive Capital Account balances, after taking into account income and loss allocations for the Company's taxable year during which liquidation occurs.

9.4 Limitations on Payments Made in Dissolution.

Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look only to the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse for his or her capital contribution and/or share of Net Profits against any other Member except as provided in Article X.

9.5 Articles.

Upon the completion of the winding up of the Company's affairs, the Company shall file a Certificate of Dissolution with the Ohio Secretary of State.

ARTICLE X

INDEMNIFICATION

10.1 Indemnification of Covered Persons.

In accordance with Section 1705.32 of the Act, to the extent that a Member, manager, officer, employee, or agent of the Company (each a "Covered Person") has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in this Section 10.1 (or in an action by or in the right of Company), the Company shall indemnify and hold harmless the Covered Person against all expenses, including attorneys' fees, that were actually and reasonably incurred by such Covered Person in connection with the action, suit, or proceeding.

10.2 Indemnification of Other Persons.

The Company may, upon approval of the holders of sixty-six percent of the Membership Interests, indemnify any other person who is not a Covered Person and who was or is a party defendant or is threatened to be made a party defendant, to a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of Company) by reason of the fact that he/she is or was a Member, manager, officer, employee or agent of Company, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding.

ARTICLE XI

INVESTMENT REPRESENTATIONS

Each Member represents and warrants to, and agrees with, the Members and the Company as follows:

11.1 Preexisting Relationship or Experience.

He or she is capable of evaluating the risks and merits of an investment in the Company and of protecting his or her own interests in connection with this investment by reason of (a) his or her preexisting personal or business relationship with the Company or one or more of its Members, officers or controlling persons, (b) his or her business or financial experience, or (c) the business or financial experience of his or her financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company.

11.2 No Advertising.

He or she has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, article or any other form of advertising or general solicitation with respect to the sale of his or her Membership Interest.

11.3 Investment Intent.

He or she is acquiring his or her Membership Interest for investment purposes for his or her own account only and not with a view to or for sale in connection with any distribution of all or any part of such Membership Interest. No other person will have any direct or indirect beneficial interest in or right to the Membership Interest.

ARTICLE XII

MISCELLANEOUS

12.1 Complete Agreement.

This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter, and shall replace and supersede all prior written and oral agreements among the Members. To the extent that any provision of the Articles conflicts with any provision of this Agreement, the Articles shall control.

12.2 Binding Effect.

Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members and their respective successors and assigns.

12.3 Interpretation.

All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. References to numbered or lettered articles, sections and subsections refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his or her counsel.

12.4 Governing Law; Jurisdiction.

This Agreement is governed by the laws of the State of Ohio regardless of any conflict of law principles. Each Member consents to the jurisdiction of the state and federal courts sitting in Hamilton County, Ohio, in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each Member further agrees that personal jurisdiction over him or her may be effected by service of process by registered or certified mail addressed as provided in Section 12.7 of this Agreement, and that when so made shall be as if served upon him or her personally within the state of Ohio.

12.5 Arbitration.

Except as otherwise provided in this Agreement, any controversy between the parties arising out of this Agreement shall be submitted to the American Arbitration Association for arbitration in Cincinnati, Ohio. The costs of the arbitration, including any American Arbitration Association administrative fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration. Attorneys' fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitrator. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement or grant any remedy that is either prohibited by the terms of this Agreement or not available in a court of law. This arbitration clause will not deprive the parties of any right they may otherwise have to seek provisional injunctive relief from a court of competent jurisdiction.

12.6 Severability.

If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

12.7 Notices.

Any notice to be given or to be served upon the Company or any party in connection with this Agreement must be in writing (which may include facsimile) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address specified in Exhibit A. Any party may, at any time by giving 5 days' prior written notice to the other Members, designate any other address in substitution of the foregoing address to which such notice will be given.

12.8 Amendments.

All amendments to this Agreement shall be in writing and signed by all of the Members.

12.9 Multiple Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

12.10 Remedies Cumulative.

The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

[SIGNATURE PAGE FOLLOWS]

INTENDING TO BE BOUND, all of the Members of Cherish Productions LLC, an Ohio limited liability company, have executed this Agreement, effective as of the date written above.

MEMBERS:



_____
Bryan Melendez



_____
Charley Hudak



_____
Vanessa Melendez



_____
Nicole Yorksmith



_____
Stevi Carr

_____
Pam Yorksmith

_____
Patricia Wise

_____

_____
Diane Cummins

_____
Andrew Fouras

EXHIBIT A

MEMBERS AS OF 06/29/2017

Member	Address	Initial Capital Contribution	Percentage Member Interest
Bryan Melendez			42.625%
Vanessa Melendez			43.5%
Nicole Yorksmith			3%
Patricia Wise			3%
Stevi Carr			1%
Charley Hudak		$5,000	0.5%
Pam Yorksmith		$10,000	1%
Diane Cummins		$8,000	1%
Andrew Fouras		$35,000	4.375%